

Sonic Innovations, Inc. 2001 Annual Report
Being heard around the
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sonic

SONIC INNOVATIONS, INC.

profile

We design, develop, manufacture and market advanced digital hearing aids that are intended to provide the highest levels of satisfaction for hearing impaired customers. Capitalizing on our advanced understanding of human hearing, we have developed patented digital signal processing ("DSP") technologies and embedded them in the smallest single-chip DSP platform ever installed in a hearing aid. In the U.S., we sell nished hearing aids principally to hearing care professionals. Outside the U.S., we sell nished hea ring aids and hearing aid kits principally to distributors, except in Australia where we sell hearing aids on a retail basis to the hearing impaired consumer. We occasionally sell hearing aid components to other hearing aid manufacturers. We rst began shipping product in the fourth quarter of 1998. We completed our initial public offering in May 2000.

Contents

FINANCIAL HIGHLIGHTS

In thousands, except per share and other data

	2001	2000	1999
Statement of Operations:			
Net sales	$ 57,267	$ 51,660	$ 28,694
Operating loss	(7,728)	(3,751)	(13,751)
Net loss	(5,635)	(3,245)	(14,906)
Loss per share	(0.28)	(0.31)	(12.72)
Pro forma net loss[1]	—	(2,205)	(14,400)
Pro forma net loss per share[1]	—	(0.12)	(1.02)
Balance Sheet:			
Cash and marketable securities	$ 45,806	$ 52,210	$ 5,939
Long-term obligations	102	451	2,085
Total assets	70,856	76,248	18,462
Shareholders' equity (deficit)	57,164	64,271	(38,801)
Other:			
Number of employees	430	342	221

(1) Assumes the conversions of convertible preferred stock and convertible promissory notes and the exercise of warrants occurred as of January 1, 1999, or the date of issuance, if later (see Note 14).

Net Sales *(in thousands)*


$57,267
$51,660
$28,694
$2,143
1998
1999
2000
2001

Hearing Aid Sales *(in thousands)*


$52,236
$35,373
$18,720
$2,143
1998
1999
2000
2001

Sales Comparisons *(in thousands)*

	2001	2000	Change
United States	$37,273	$25,622	+45%
Europe	8,904	7,531	+18
ROW	6,059	2,220	+173
Hearing Aids	52,236	35,373	+48
Components	5,031	16,287	-69
Net Sales	$57,267	$51,660	+11%



Sonic Innovations maintained its position in 2001 as the fastest growing hearing aid company ever. Our net sales have grown from $2.1 million in 1998, when we introduced our rst product, to $57.3 million in 2001, a compound annual growth rate approximating 200%.

In only three years, we have achieved a 3% share of the worldwide hearing aid market and a 5% share of the U.S. hearing aid market. We report our sales in two categories: sales of hearing aids and sales of hearing aid components. During 2001, our hearing aid sales continued their rapid growth, while our component sales contracted signicantly . The combined effect of both categories resulted in choppy and irregular growth throughout the year.

Our hearing aid business continued its signicant growth in 2001 as hearing aid sales increased by 48% from last year's level. By geography, U.S. sales grew 45%; European sales grew 18%; and rest-of-world sales grew 173%. The 48% growth rate corresponded to an increase in hearing aid sales of nearly $17 million. Meanwhile, sales of components declined by about $11 million, resulting in a total sales increase of less than $6 million, or 11%.

As we indicated in last year's letter to shareholders, selling components is no longer strategically important to us. We are largely out of the business of selling components at this point and do not expect any signicant component sales moving forward. Our relationship with Starkey Laboratories is now history and their account has been paid in full.

The 48% growth in 2001 hearing aid sales was particularly encouraging in light of the industry's performance in 2001. The Hearing Industry Association (HIA) gathers statistics on unit sales in the U.S., representing about 40% of the world market. There are no agencies that compile worldwide statistics, so using the U.S. data as a proxy for the worldwide numbers is a common practice in the industry. The HIA reported that 2001 unit sales declined a fraction of one percent, while we grew our unit sales for the year by 60%. Although overall industry sales were down, the digital segment of the market grew by 35% in 2001 and now comprises 27% of the total U.S. hearing aid market. Our growth of 60% shows that we are gaining share in the fastest growing segment of the market and, in fact, we grew at nearly twice the rate of the digital segment.

We view the market's overall performance in 2001 as an aberration. The aging of the world's population means that the number of people who are suffering from a hearing loss and who can therefore benet from a hearing aid continues to grow—and grow mightily. This should translate into increased hearing aid sales.

Beyond our revenue growth, we enjoyed several noteworthy accomplishments in 2001. From a product standpoint, the clear highlight of the year was a clinical review of our sound processing capability that has led to our "speech-in-noise" claim (see page 12). This claim led to increased sales of our Natura 2 SE line in the second half of the year. In addition, we launched ve new products in 2001, including our new directional products. From a distribution standpoint, the highlight of the year was our acquisition of M-E Hearing Systems Pty. Ltd. in Australia, which we renamed Sonic Innovations Pty. Ltd. We are pleased with the acquisition to date and look for further expansion of our business in Australia in 2002. We also continued to expand our presence in the important U.S. marketplace by increasing the size of our sales force. We are now reaching more customers and potential customers than ever before. At the end of 2000, we had 1,190 U.S. customers. By the end of 2001, we had 1,723 U.S. customers, an increase of 45%. There are some 14,000 audiologists and dispensers in the U.S. that we could have as customers, so we have plenty of room to continue to grow.

We are continuing to focus on product innovation. The market today is segmented between custom and non-custom molded plastic hearing aids. Custom hearing aids are made one-at-a-time by creating a plastic shell from the customer's ear impression. These products may either be in-the-ear (ITE); in-the-canal (ITC); mini-canal (MC); or completely-in-the-canal (CIC) models. Traditional non-custom hearing aids are currently limited to behind-the-ear (BTE) products. We have created a "custom-like" completely-in-the-canal (CIC) product whose core (containing the hearing aid's electronics) is repetitively produced, but which has a "custom tip" that encases the core and provides a custom t in the customer' s ear. Such a product can be made at a much reduced cost to provide outstanding sound quality at an affordable price. We have learned much from our rst ef fort in this regard, our Conforma product, and have developed a second-generation product named Adesso (see page 11).

We were able to deliver results in accordance with four of our ve core values in 2001 as we continued to:

- Deliver greatly improved satisfaction to hearing aid customers;
- Provide outstanding service and value to hearing care professionals;
- Innovate regularly; and
- Practice high standards of ethics, honesty and professionalism in an enjoyable workplace.

The core value we did not satisfy in 2001 was to generate value to our shareholders. However, we expect improvement regarding this last core value in 2002.

We expect to continue our revenue growth and to achieve protability in 2002. We have the best sound processing technology in the world and the only products with an independent clinical verication of a "speech-in-noise" claim based on our DSP sound processing. We now have a broader product portfolio, including Natura 2 SE, Altair, Tribute, Quartet, Conforma and Adesso. We are the world's only all-digital company in a market that is rapidly transitioning from analog to digital devices. We will likely make additional acquisitions of hearing aid businesses that help us to achieve better economies of scale. We anticipate that any acquisition will be accretive to our earnings. Our recently announced acquisition of Omni-ReSound ApS in Denmark is a good example. We are pushing hard to achieve protability on an accelerated time line. Through a combination of increasing sales, improved product costs, pressured operating expenses and restructured operations, we believe we have the potential to achieve that goal by the third quarter.

On behalf of the management team and our Board of Directors, I would like to thank our hearing impaired consumers, hearing care professionals, employees, business partners and shareholders for your continuing support.

Sincerely,

Andrew G. Raguskus

Andrew G. Raguskus
President and Chief Executive Ofcer


Market
PHILIPPINES

growth

Today, hearing loss is the third leading chronic disability following arthritis and hypertension. Continuous improvements in general health will bring longer life and we believe that hearing aids will be used increasingly to enhance the quality of life of the rapidly growing hearing impaired population.

U.S. Market Segments



61%
28%
11%
51%
29%
20%
41%
32%
27%
1999
2000
2001
Digital
Programmable Analog
Non-Programmable Analog



I have had the privilege of using Adesso hearing aids for several months now. As a volunteer for the 2002 Olympic Winter Games, I had to speak and listen to hundreds of people, many of whom had accents that were difcult to hear and understand. I wore my hearing aids every day and had no problems at all. One of my colleagues was constantly asking those he spoke with to repeat themselves. I was so grateful not to have to do that — especially with those that were timid about their grasp of English. I can't imagine having done this work without my Adesso hearing aids.

— Alice G. Amini, South Jordan, Utah

The market for hearing aids is already very large at some $5 billion at the retail level, but yet has substantial unmet needs. While at least 10% of the world's population suffers from some type of hearing loss, less than 2% have purchased hearing aids. This means that of those who have hearing impairment signicant enough to benet from use of a hearing aid, fewer than 20% have tried a hearing aid. The additional market potential is huge.

Beyond that, we expect the hearing aid market to grow substantially due to the world's aging population. In the span of three decades, the world population of seniors will double, and studies suggest that the prevalence of noise induced hearing loss is increasing. Fueling this growth even further will be the "baby boomers" of North America who will become the next mainstream hearing aid users within ten years.

The hearing aid market can be categorized into two segments — analog and digital. Digital hearing aids were rst introduced in 1997, are rapidly gaining market share and currently represent an estimated 20% of global hearing aid sales and 27% of U.S. sales. While hearing aid sales in total remained relatively steady at approximately $2 billion at the wholesale level in 2001, the digital segment of the market is enjoying rapid growth (see chart).

Sonic Innovations' digital technology platform is well-positioned within this hottest segment of the hearing industry market. We estimate that the fully digital segment can be expected to grow at 30% or more per year and, as the world's only all-digital hearing aid company, we will continue to be able to exploit this trend.

global SCOPE

With a broadening product spectrum, outstanding technology, growing account base and expanding distribution, along with a team of qualified and motivated employees committed to excellence, we believe that our opportunities in the global hearing aid market are substantial.

United States

We estimate that there are approximately 14,000 hearing care professionals (HCPs) in the U.S. These professionals work in approximately 10,000 retail hearing aid locations throughout the country. Approximately 75% of these locations are owned and operated as private independent entities, while the remaining 25% are associated with national dispensing networks. We have established good relations and have consistently grown our active account base with both the independent professionals and major network groups. Our opportunity to continue to grow is great as we currently have only penetrated less than 15% of the available account base.

The majority of HCP retail offices carry multiple brands of hearing devices. We compete directly for a position in these offices in order to have our branded products represented and sold to the consumer. Because of extremely low brand awareness and brand loyalty at the consumer level, our success depends on our relationships with the HCPs in today's channel. We strive to compete in this arena through better trained and more knowledgeable personnel, better hearing aid technology, products and fitting systems, and by growing our direct sales, marketing and customer care functions to better develop relationships and partnerships with the HCP community.

There is a clearly developing trend toward more economical aids being offered to the consumer. Entry level, instant-fit hearing aids are beginning to offer improved hearing aid pricing and distribution options, broadening the choice for consumers. These changes will help open the door to a much larger market, providing new opportunities for HCPs and manufacturers, and new distribution and purchase options for consumers. Our new Adesso instant-fit product is poised to exploit these opportunities as they are realized in the marketplace.

Expanding Global Distribution

- 31 | Present Countries
- 7 | Future Countries



International Europe

OVERVIEW

We are continuing to strengthen our presence outside the United States. In Europe, we have a wholly owned subsidiary, Sonic Innovations A/S, located near Copenhagen, Denmark and we recently purchased Omni-ReSound ApS, our former Danish distributor. In the balance of Europe we do business through a series of country specic distributors.

MARKETS

The markets served by Sonic Innovations A/S include all of Europe, the former Soviet Union, the Middle East and Africa.

The European market is 40% of the worldwide market for hearing aids. Unlike the U.S. market, the European market is 70% BTE (behind-the-ear) products and 30% custom molded products.

OUR MARKET SHARE

We currently have a 2% share of the European market, comprised of a 4% share of the custom products segmentand a 1% share of the BTE segment. Our single highest market share in Europe is in Denmark where we supply 10% of all hearing aids. Most of our sales to date have been Natura 2 SE products followed by Altair products. Our new Quar tet product line is being introduced in the rst quarter of 2002 and will be positioned as a lower price, yet high quality digital device. We are also excited about our directional ITE and BTE products which we introduced in the third quarter of last year and look for ward to making progress with these products in 2002. In addition, we expect our new Adesso instant-t product to be effective in helping us develop new customer relationships.

STRATEGY

In the key European markets we anticipate acquiring or partnering with our distributors, or establishing wholly owned subsidiaries. These steps will ultimately create an organization which is competitive with other hearing aid manufacturers.

International Rest of World

OVERVIEW

The Rest-of-World (ROW), which includes all international business except for Europe, the former Soviet Union, the Middle East and Africa, is suppor ted from Sonic Innovations headquarters in Salt Lake City, Utah.

MARKETS

The ROW market is ser ved through a series of distributors, and government tenders are an important part of the business. Market requirements for these regions are varied, but typically require pricing which is lower than that in the U.S. and Europe. The ROW market comprises 20% of the worldwide market for hearing aids.

OUR MARKET SHARE

At present, we sell to distributors in Canada, Mexico, Argentina, Chile, Brazil, Hong Kong, Taiwan and Japan. As a relatively new and U.S. based competitor , we have not yet gained much market share in the ROW , except in Japan, where prices are higher for high quality hearing aids. Since Sonic Innovations digital hearing aids are at the upper end of the price range for hearing aids, our Natura 2 SE and Altair product lines are relatively expensive compared to the lower quality devices often sold in many ROW countries. The introduction of our Quartet line in the rst quar ter 2002 with its accompanying lower price should allow us to further penetrate the ROW countries.

STRATEGY

We bought our Australian distributor in July 2001. Sonic Innovations PtyLtd. has thirty retail outlets in Australia and New Zealand and also distributes to third party retailers. We intend to increase our retail presence in Australia.

In addition, we are aggressively looking at opportunities to expand into territories where we do not yet have a business presence.

Innovation

2002	Tribute
2002	Adesso
2002	Quartet
2001	Power ITE
2001	Directional ITE/BTE
2000	Altair
2000	Conforma 2 SE
2000	Natura 2 SE
2000	Conforma
1998	Natura

Our technology strategy is to continue to extend our leadership in advanced signal processing techniques to improve speech understanding in the presence of background noise, and to deliver the benets of these advances with innovative hearing aid products. Using an objective measure called the modied Hearing-In-Noise-Test (HINT), we have demonstrated that our Natura 2 SE product family improves speech intelligibility in background noise.

Similar results were obtained in a study conducted at Washington University in St. Louis, which was completed last July. This study provided the independent corroboration necessary for the Company to make claims in our marketing campaigns touting this "improvement in speech intelligibility in background noise" benet, in full compliance with the regulations governing such claims. We stand alone in making this claim as other hearing aid manufacturers have not been able to demonstrate this benet in their small-size custom hearing aids. Digital signal processing (DSP) technology is the key to implementing our patented algorithms, which pre-process the incoming sound, making it more understandable for a hearing impaired listener. Our proprietary DSP integrated circuit processes sound signicantly faster than those in other hearing aids, which results in more timely audio cues that are necessary for a more natural hearing experience. This advance in hearing aid technology represents another step in our ability to improve communication for the hearing impaired. We look forward to taking additional steps to further improve hearing aid performance.

Another key product advance has been the introduction of our rst products to incorporate directional microphones. Directional microphones are well established in the hearing aid industry. However, in combination with our Personalized Noise Reduction (PNR) technology, our Natura 2 SE products with directional microphones provide an even greater benet than simple directional products. We are working to obtain independent corroboration for additional claims on the benets of PNR combined with directional microphones.

Our state of the art integrated circuit design capability allows us to implement the complex patented algorithms used in our hearing aid products. Using only a single integrated circuit, where other manufacturers use two to four, allows us to build the world's smallest, most cosmetically appealing digital hearing aids. Our unique multi-channel architecture provides the ability to control the frequency specic, level-dependent shaping of the incoming sound. The result is a more lifelike listening and communication experience that addresses the specic needs of each hearing impaired consumer of our product. These benets are available in all our product lines: Natura 2 SE, Altair , Tribute, Quartet, Conforma 2 SE and Adesso.

We protect our intellectual property through a combination of patents, licenses, trade secrets and non-disclosure agreements. Patent protection is important to maintain our market position. We have 15 issued U.S. Patents, 12 U.S. patents allowed, and 15 pending applications. We are also the exclusive licensee of two patents held by Brigham Young University

U.S. Patents


ISSUED 15
ALLOWED 12
PENDING 15
LICENSED 2

WORLDWIDE products




Adesso

INSTANT-FIT paradigm

The advent of non-traditional, instant-fit hearing aids from Sonic Innovations is making it possible for consumers to undergo evaluation, fitting and dispensing in one session without the need for ear impressions or custom-fabricated components. These new generation instant-fit hearing aids have a housing, or core, which contains the electronics, coupled with pre-made ear canal tips in multiple sizes. These new hearing aids remove the factory customization required by the traditional, individualized, hard-plastic hearing aid shell.

This does not mean that the fitting is not customized. In fact, the two hardware components (the core and the ear canal tips) both require customization for the individual consumer at the time the hearing aid is "fit" to the consumer. However, customization of an instant-fit hearing aid is done in one office visit, which enables hearing care professionals to make better hearing immediately available to consumers, rather than waiting weeks to begin the aural rehabilitation process.

ENTER ADESSO

Sonic Innovations supports this new paradigm with its second generation instant-fit product—Adesso. Adesso is comprised of a core, which contains the transducers (the speaker and microphone) and the hybrid (with the integrated circuit that runs the DSP algorithms), and a disposable soft shell, which fits over the core and holds the aid comfortably inside the consumer's ear canal. Adesso offers a number of advantages that eliminate or minimize some of the major complaints and problems confronting the hearing impaired consumer and the hearing industry. Specifically, our new generation Adesso attacks the costly three Rs—remakes, repairs and returns for credit.

ATTACKING REMAKES

Remakes are sometimes required because of poorly fitting customized shells that the hearing care professional cannot modify in the office and therefore must return to the manufacturer. With Adesso, poorly fitting devices that might otherwise require a week to be remade at the manufacturer can be addressed in a matter of minutes in the hearing care professional's office since a poorly fitting disposable soft shell is simply exchanged for an alternate size.

Adesso is unique in using disposable soft shells that slide over the core. These disposable soft shells are made of a slow-recovery, partially closed-cell hydrophilic polyurethane foam. This material is hypoallergenic and biocompatible, insuring comfort when in contact with human skin. The choice of four shell sizes enhances the prospects for an optimal physical fit of Adesso in the consumer's ear canal. For those consumers who desire a custom made tip, we are planning to offer a soft plastic custom tip in addition to the disposable soft foam shells.

ATTACKING REPAIRS

Cerumen (earwax) accumulation in the receiver tube and receiver is a major source of repairs in traditional hearing aids. Adesso's soft shells contain an integrated wax guard to block the migration of cerumen into the receiver port and receiver. Also, because the soft shells are disposable, consumers simply replace the shells when they become dirty or damaged. This is expected to reduce the frequency of receiver repairs.

ATTACKING RETURNS FOR CREDIT

Many returns for credit of custom made hearing aids result from the consumer "surprise" factor on delivery. It is not unusual for a consumer to be surprised at how the hearing aid looks and feels, or to be initially unhappy with the size or sound quality of the device.

With Adesso, an "in-ear" hearing aid evaluation can be conducted proactively. This is not possible for a hard plastic custom made hearing aid, which must be custom made before it can be worn. Adesso allows the hearing aid candidate to wear the actual device before making a decision to buy, rather than after. The consumer leaves the office wearing a hearing aid after the first visit, rather than waiting until a subsequent visit to begin experiencing the benefits of amplification.

Adesso *actual size*



Core



Soft shell



Core in soft shell



Custom tip



Core in custom tip

hearing aids

Improve speech understanding in noise

THE CLAIM

It's the best news the hearing aid industry has had in years. Sonic Innovations' Natura 2 SE is the only hearing aid of its kind to have been clinically proven to improve speech understanding in the presence of background noise. This is a critically important claim because the number one complaint of hearing impaired persons is that they cannot understand speech in the presence of background noise. Before Natura 2 SE, improved speech-in-noise claims could only be made with directional devices—but directional technology only helps in limited situations and only comes in larger sized hearing aid models (ITEs and BTEs). Natura 2 SE on the other hand, reduces noise from all around the user and is available in small, as well as larger, sized hearing aids.

CLINICALLY PROVEN

A two site study following U.S. Food and Drug Administration (FDA) guidelines for hearing aid research found a statistically significant benefit in speech intelligibility performance in the presence of background noise when comparing aided to unaided conditions. The FDA requires study by two sites, one of which may be the hearing aid manufacturer's research clinic. The two sites involved in this study were our internal research laboratory and a prestigious medical center in the Midwest.

The FDA has strict guidelines on the substantiation required to make a speech-in-noise claim. In fact, out of all the advertising claims that a hearing aid manufacturer can make, the speech-in-noise claim is held to the highest standard in terms of verification. Obtaining such verification is a very significant accomplishment for a hearing aid manufacturer. Since Sonic Innovations has the required substantiation, we can make the claim that Natura 2 SE improves speech understanding in the presence of background noise.

A few manufacturers have made speech-intelligibility-in-noise claims in their advertising, but the claims are based on their directional microphone systems, not their core signal processing. These claims are based on laboratory measurements where the speech source is from the front and the noise source is from the side and/or behind. However, the real world benefit, in diffuse noise fields, is less than the laboratory benefit found in many directional microphone studies. Directional hearing aids, even adaptive directional hearing aids, cannot suppress background noises from below, from above, or from the front. This is why the clinically proven benefit of our omni-directional Natura 2 SE is of great significance. Our sound quality, as enhanced by our Personalized Noise Reduction (PNR) system, will reduce noise from any direction: up, down, front, and back.

QUANTIFIED IMPROVEMENT

Natura 2 SE hearing aids improve speech intelligibility in noise, with or without the PNR system engaged. The data from the two research sites reveals a 2 dB signal-to-noise (S/N) improvement without PNR and a 3 dB S/N improvement with PNR engaged. The 2 dB in S/N improvement translates to an 18% increase in speech intelligibility in noise; while the 3 dB S/N improvement reflects a 27% increase in speech intelligibility in noise. The data consistently shows that Natura 2 SE hearing aids routinely provide 2 to 3 dB of aided benefit in noise, regardless of where the background noise originates. When PNR is coupled with directionality to form our Directionalplus system, noises from all directions are reduced, but speech sounds from the front are enhanced. Clinical studies of this system are underway.

In thousands, except share data

OVERVIEW

We design, develop, manufacture and market advanced digital hearing aids designed to provide the highest levels of satisfaction for hearing impaired customers. Capitalizing on our advanced understanding of human hearing, we have developed patented digital signal processing ("DSP") technologies and embedded them in the smallest single-chip DSP platform ever installed in a hearing aid. In the U.S., we sell finished hearing aids principally to hearing care professionals. Outside the U.S., we sell finished hearing aids and hearing aid kits principally to distributors, except in Australia where we sell hearing aids on a retail basis to the hearing impaired consumer. We occasionally sell hearing aid components to other hearing aid manufacturers. We first began shipping product in the fourth quarter 1998. We completed our initial public offering in May 2000.

FACTORS THAT MAY AFFECT FUTURE PERFORMANCE

This annual report discussion contains forward-looking statements that involve risks and uncertainties. These statements, which refer to our future plans, objectives, expectations and intentions, include details regarding the following: future component sales; growth in the hearing-impaired population; growth of the hearing aid market; increased hearing aid sales; growth of the U.S. customer base; our revenue growth for 2002; expansion of our business in Australia; improvement in shareholder value in 2002; likelihood of additional accretive acquisitions; transition of the hearing aid market from analog to digital-based products; market opportunities for our Adesso product; improved product costs; attaining profitability during 2002 and specifically by the third quarter; gross margin improvement in 2002; increased selling, general and administrative expenses; expanded U.S. sales force; additional customers; expanded product offerings; future branding and advertising campaigns; expanded customer service, distribution and fulfillment capabilities; maintenance of 2002 research and development expense at 2001 levels; amortization of stock-based compensation; growth in operating expenses, particularly selling and marketing expenses; capital expenditures, including improvements and expansions in our manufacturing and development capabilities; potential acquisitions of complementary businesses and technologies; potential repurchases of our common stock; and the sufficiency of available cash to meet our requirements in 2002. Our actual results could differ materially and adversely from those anticipated in such forward-looking statements. Investors are cautioned not to place undue reliance on such statements that speak only as of the date made.

Factors that could contribute to these differences include, but are not limited to, the following risks: we have a history of losses and negative cash flows and will need to generate more revenue if we are to achieve profitability; our operating results have fluctuated in the past and may fluctuate in the future; any acquisitions that we undertake could be difficult to integrate, disrupt our business and dilute our shareholders; we may lose a large customer or suffer a reduction in orders from a large customer; our shareholder lawsuit has not been resolved; we may harm our relationships with existing customers by pursuing alternative distribution channels; we rely on several sole or limited source suppliers and contract manufacturers and may be unable to expand our manufacturing capabilities sufficiently; we have high rates of returns, remakes and repairs; we compete against six significantly larger hearing aid companies and we must have technologically superior products to compete effectively and gain market share; we may have issues with intellectual property infringement; we are dependent on international sales and operations, which exposes us to a variety of risks that could result in lower international sales; we may encounter difficulties in managing our growth; we could be sued for product liability; and we could suffer penalties if we fail to comply with U.S. Food and Drug Administration regulations. These factors, as well as others, are discussed in detail in the section titled "Factors That May Affect Future Performance" included in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2001. Investors should understand that it is not possible to predict or identify all such factors that could cause actual results to differ from expectations, and we are under no obligation to update these factors.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies that require significant judgments and estimates include: revenue recognition and sales returns and allowances; warranty costs; excess and obsolete inventory; allowance for doubtful accounts; and impairment of long-lived assets. A description of each policy is included in Note 1 to our consolidated financial statements. Our judgments and estimates are based on historical experience and various other assumptions believed reasonable at the time. Actual results may differ from these estimates due to fluctuations in product and marketing program acceptance, actual product failure rates, technological developments by us or our competitors, financial condition of our customers and adverse operating results of investments underlying long-lived assets.

In thousands, except share data

RESULTS OF OPERATIONS—2001 COMPARED WITH 2000

Net Sales. Net sales consist of product sales less a provision for sales returns which is made at the time of sale. We divide our sales into two categories: hearing aid sales, which include our Natura, Altair, Quartet, Conforma and Adesso hearing aids; and component sales, which include sales of our DSP chip to other hearing aid manufacturers. Net sales were $57,267 in 2001, an increase of $5,607 (11%) from net sales of $51,660 in 2000. Net sales in 2001 and 2000 were comprised of:

	2001	2000	% Change
Hearing aids sales:			
U.S.	$37,273	$25,622	45%
Europe	8,904	7,531	18
Rest-of-World	6,059	2,220	173
Hearing aid sales	52,236	35,373	48
Component sales	5,031	16,287	(69)
Net sales	$57,267	$51,660	11%

Hearing aid sales in 2001 benefited from the introduction of our Altair product line in late 2000 and directional in-the-ear (ITE) and behind-the-ear (BTE) products in the third quarter of 2001. U.S. unit volume increased by 60% in 2001, driven primarily by Altair, which represented 26% of all U.S. sales in 2001. Partially offsetting the unit volume increase was a reduction in selling prices in the U.S., which ranged from 3% to 10% depending upon model type, as a result of competitive pricing and introductions of lower priced digital hearing aids by our competitors, as well as the growth in our sales to audiology clinic consolidators who generally receive lower prices due to their volume purchases. Although hearing aid sales in Europe increased by 18% in 2001, they were negatively impacted by the loss of our Spanish and Swiss distributors. Hearing aid sales in 2001 for the Rest-of-World (ROW) included $4,028 from our Australian subsidiary, M-E Hearing Systems Pty. Ltd. ("M-E Hearing"), which we acquired in July 2001. This was offset somewhat by reduced orders from our Japanese distributor, Hoya Healthcare. Component sales were $5,031 in 2001, down from $16,287 in 2000. The majority of the shortfall resulted from reductions in sales to Starkey Laboratories, which were $3,900 in 2001 compared to $12,274 in 2000, and Rion, which were $871 in 2001 compared to $4,011 in 2000.

We generally have a 60-day return policy for our hearing aids and a no return policy for our components. Sales returns were $15,726 and $12,928 in 2001 and 2000, respectively. Sales returns as a percentage of hearing aid sales improved from 36.5% in 2000 to 30.1% in 2001 for a number of reasons. Our lower priced Altair line has had a lower return rate than our higher priced Natura 2 SE line. Generally, the higher the price of the hearing aid, the higher the rate at which it is returned. We have also expended greater effort in training our dispensers. In addition, we have implemented improved manufacturing techniques and better software fitting applications. Finally, customers have become more experienced with our products. We believe that the hearing aid industry, particularly in the U.S., experiences a high level of product returns due to factors such as statutorily required liberal return policies and product performance inconsistent with consumers' expectations.

Cost of Sales. Cost of sales consists of manufacturing costs, royalty expenses, quality assurance costs and costs associated with product returns, remakes and repairs. Cost of sales was $31,249 in 2001, an increase of $5,062 (19%) from cost of sales of $26,187 in 2000. The increase was primarily due to the increase in net sales. As a percentage of net sales, gross profit decreased to 45.4% in 2001 from 49.3% in 2000. The decrease was primarily a result of significantly reduced sales of higher margin components. This was partially offset by increased margin on hearing aid sales as a result of manufacturing efficiencies in labor processes, higher unit volume resulting in better absorption of fixed overhead, and expiration of a royalty expense in the fourth quarter of 2001. We provide for the cost of remaking and repairing products under warranty, including components. The warranty period ranges from one to three years for hearing aids and 30 to 120 days for components. Warranty costs increased from $1,639 in 2000 to $2,179 in 2001 primarily as a result of our increased volume. We expect gross margin to improve in 2002 principally as a result of cost saving initiatives started in the fourth quarter of 2001, expiration of a royalty expense and an increase in average selling prices due to price increases which were implemented in the U.S. in the fourth quarter of 2001 and in Europe in the first quarter 2002.

Selling, General and Administrative. Selling, general and administrative expense consists of wages and benefits for sales and marketing personnel, sales commissions, promotions and advertising, marketing support and administrative expenses. Selling, general and administrative expense was $23,962, or 41.8% of net sales, in 2001, an increase of $4,536 (23%) from selling, general and administrative expense of $19,426, or 37.6% of net sales, in 2000 mainly as a result of the July 2001 acquisition of

M-E Hearing Systems Pty. Ltd., costs associated with adding new customers, additional direct sales headcount in the U.S. and new marketing programs. We expect sales and marketing expense to increase in 2002 as we expand our U.S. direct sales force, add new customers, expand our product offerings and product and promotional materials, and pursue our branding and advertising campaigns. Sales and marketing expenses may also vary considerably from quarter to quarter as a result of the timing of our tradeshows and promotional and advertising campaigns. We may also need to expand and strengthen our customer service, distribution and fulfillment capabilities. As a result, in 2002 we expect selling, general and administrative expense to increase in dollars, although not necessarily as a percentage of sales.

Research and Development. Research and development expense primarily consists of wages and benefits for research, development, quality, regulatory and clinical personnel, and consulting, software, intellectual property, clinical study and engineering support costs. Research and development expense was $9,057, or 15.8% of net sales, in 2001, an increase of $1,124 (14%) from research and development expense of $7,933, or 15.4% of net sales, in 2000. The increase in absolute dollars was primarily due to additional development headcount, increased consulting expenses, costs of developing our Adesso product and expenses related to the continuing development of our third generation DSP chip. We are making continual efforts to improve our existing products as well as to develop new products because we believe that new and better products are critical to our long-term success. For 2002, we believe that our research and development expense will be at a level equal to, or below, the 2001 expense level.

Stock-based Compensation. Deferred stock-based compensation represents the difference between the exercise price and the deemed fair value of our common stock on the grant date for stock options granted in the one-year period preceding the initial filing of our initial public offering ("IPO") and is being amortized over the vesting periods of the individual stock options, periodically adjusted for employee separations. For 2001 and 2000, $727 and $1,865, respectively was amortized as stock-based compensation expense. The unamortized balance of $507 as of December 31, 2001 is expected to be amortized as follows: 2002–$351; 2003–$120; 2004–$26; and 2005–$10.

Other Income. Other income was $2,093 in 2001 compared to $506 in 2000. Interest and other income of $2,268 in 2001 and $2,235 in 2000 resulted from investing the IPO proceeds that were received in May 2000. The slight increase in 2001 was due to investing the proceeds for a full twelve months in 2001, offset by lower interest rates in 2001 and a somewhat lower investment balance due primarily to the M-E Hearing Systems Pty. Ltd. acquisition and our stock buyback program. Interest expense decreased from $227 in 2000 to $109 in 2001 as a result of debt principal repayments. Non-cash imputed interest expense and beneficial conversion charges of $1,243 in 2000 did not recur in 2001.

Income Tax Provision. We have generated operating losses since inception and no provision or benefit for income taxes has been recorded to date.

RESULTS OF OPERATIONS—2000 COMPARED WITH 1999

Net Sales. Net sales in 2000 and 1999 were comprised of:

	2000	1999	% Increase (decrease)
Hearing aid sales:			
U.S.	$25,622	$13,554	89%
Europe	7,531	4,187	80
Rest-of-World	2,220	979	127
Hearing aid sales	35,373	18,720	89
Component sales	16,287	9,974	63
Net sales	$51,660	$28,694	80%

Hearing aid sales in 2000 benefited from the introduction of our Conforma product and particularly from our second-generation Natura product line, Natura 2 SE. In addition, our European operation was in the process of developing a distribution network in early 1999. Partially offsetting the volume increase was a reduction in average selling prices in the U.S. as a result of competitive pricing against an increasing number of competitors who offered digital-based products, as well as the growth in sales to audiology clinic consolidators. Component sales began in the second quarter of 1999 and 2000 reflected a full year of component sales. Sales returns were $12,928 and $8,396 in 2000 and 1999, respectively. The increase principally related to the increase in net sales.

In thousands, except share data

Cost of Sales. Cost of sales was $26,187 in 2000, an increase of $9,125 (53%) from cost of sales of $17,062 in 1999. The increase was primarily due to the increase in net sales. As a percentage of net sales, gross profit increased to 49.3% in 2000 from 40.5% in 1999. The increase was a result of more sales of higher margin components, the fixed costs of our manufacturing operations being spread over a greater sales level, operating efficiencies derived from producing at higher quantities, and a royalty expense reduction in the second half of 2000. In addition, during the initial phase of manufacturing products in early 1999, we were outsourcing some of our custom molded hearing aid production, which adversely affected our costs. We discontinued this outsourcing in the second quarter 1999 as we developed the capability to manufacture our custom molded hearing aids internally. In late 1999, we moved our manufacturing operation from our Salt Lake City headquarters to a manufacturing facility near Minneapolis, which caused a brief increase in cost of sales as we incurred the cost of the move and duplicate expenses. Warranty costs increased from $1,036 in 1999 to $1,639 in 2000 primarily as a result of increased sales volume.

Selling, General and Administrative. Selling, general and administrative expense was $19,426 in 2000, an increase of $2,083 (12%) from selling, general and administrative expense of $17,343 in 1999 as a result of costs associated with adding new customers, product launch expenses for Conforma, Conforma 2 SE, Natura 2 SE and Altair, additional sales and marketing headcount and new marketing programs. The increase was offset somewhat by expenses of $770 relating to severance costs and uncollectable accounts in 1999 which did not recur in 2000.

Research and Development. Research and development expense was $7,933 in 2000, an increase of $918 (13%) from research and development expense of $7,015 in 1999. The increase was primarily due to additional development headcount and development programs for Conforma 2 SE and Natura 2 SE, both of which were introduced in 2000.

Stock-based Compensation. Deferred stock-based compensation was $1,865 and $1,025 for 2000 and 1999, respectively.

Other Income (Expense). Other income was $506 in 2000 compared to other expense of $1,155 in 1999. Interest and other income increased from $125 in 1999 to $2,235 in 2000 due to investing the IPO proceeds that were received in May 2000. Interest expense decreased from $481 in 1999 to $227 in 2000 because certain debt was repaid with proceeds from the IPO. Non-cash imputed interest expense and beneficial conversion charges of $1,243 in 2000 and $506 in 1999 related to the following: imputed interest pertaining to the valuation of warrants issued with bank financings of $203 in 2000; beneficial conversion feature offered on certain convertible debt of $535 in 2000; imputed interest pertaining to the valuation of warrants issued with convertible debt of $316 in 2000 and $394 in 1999; and interest accrued on converted debt of $189 in 2000 and $112 in 1999.

Income Tax Provision. We have generated operating losses since inception and no provision or benefit for income taxes has been recorded to date.

LIQUIDITY AND CAPITAL RESOURCES

Prior to our IPO, our principal sources of funds were the sale of common and preferred stock, the sale of subordinated convertible debt, capital lease financing arrangements and bank borrowings, totaling approximately $46,400 since inception. In May 2000, we completed an IPO in which we sold 4,140,000 shares at $14.00 per share. Net proceeds from the IPO, after deducting the underwriting discount and offering expenses, were $52,228.

Net cash provided by operating activities of $2,712 in 2001 resulted principally from decreases in accounts receivable of $3,274 and inventories of $2,048. These positive cash flow changes more than offset the net loss of $5,635, which included $2,694 of non-cash expenses related to depreciation, amortization and stock-based compensation. Net cash used in operating activities of $7,117 and $13,964 in 2000 and 1999, respectively resulted mainly from net losses and increases in accounts receivable and inventories, offset somewhat by increases in accounts payable and non-cash expenses.

Net cash provided by investing activities of $6,311 in 2001 consisted of net proceeds from the maturity of marketable securities of $13,021, offset to a large degree by the acquisition of M-E Hearing of $5,143 and purchases of property and equipment of $1,567. Net cash used in investing activities of $46,912 in 2000 included net proceeds from the maturity of marketable securities of $44,898 and purchases of property and equipment of $2,014. Net cash used in investing activities of $1,152 in 1999 was for the purchase of property and equipment.

Net cash used in financing activities of $2,355 in 2001 consisted of purchases of common stock for treasury of $2,745 and repayment of long-term obligations of $377, offset somewhat by proceeds from stock option exercises and shares issued under our employee stock purchase plan of $767. As of December 31, 2001, we had repurchased 729,937 shares of our common stock

under a share repurchase program which authorized up to a total of 1,000,000 shares to be repurchased by March 31, 2002. Net cash provided by financing activities of $55,284 in 2000 resulted mainly from our IPO which generated proceeds, net of expenses, of $52,299. Net cash provided by financing activities of $9,046 in 1999 resulted mainly from proceeds from the issuance of convertible promissory notes of $8,500, which converted to common stock upon the IPO.

Our cash and marketable securities, including long-term marketable securities, totaled $45,806 as of December 31, 2001. We expect to experience growth in our operating expenses in order to execute our business plan, particularly in the areas of selling and marketing. We expect that these increasing operating expenses, together with capital expenditures necessary to improve our manufacturing and development capabilities, will constitute a significant use of our cash for at least the next twelve months. In addition, we may use cash to fund acquisitions of complementary businesses and technologies and to repurchase our common stock from time to time. We believe that our cash balance will be adequate to meet our working capital and investment requirements in 2002.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. To date, we have not utilized derivative financial instruments or derivative commodity instruments. We generally invest our cash in money market funds and corporate debt securities that are subject to minimal credit and market risk considering that they are short-term (maturities of 18 months or less from date of purchase) and provided that we hold them to maturity, which is our intention. The interest rate on our capital lease obligations approximates market and is fixed. We believe the market risks associated with these financial instruments are minimal.

Foreign Currency Risk. We face foreign currency risks primarily as a result of the revenues we receive from sales made outside the U.S. and from the intercompany account balance between our U.S., Australia and Denmark companies. Fluctuations in the exchange rates between the U.S. dollar and other currencies could increase the selling prices of our products in international markets where the prices of our products are denominated in U.S. dollars or lead to currency exchange losses where the prices of our products are denominated in local currencies.

Recent Accounting Pronouncements. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. ("FAS") 141, "Business Combinations," and FAS 142, "Goodwill and Other Intangible Assets." Certain provisions of these statements are effective for business combinations entered into after June 30, 2001. Accordingly, the Company applied certain provisions of the new standards to its acquisition of M-E Hearing. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. As allowed by the new standards, we adopted the remaining provisions on January 1, 2002, the beginning of our fiscal year. We do not expect the adoption of the remaining provisions of these statements to have a material impact on our results of operations, financial position or liquidity.

In August 2001, the FASB issued FAS 143, "Accounting for Asset Retirement Obligations." This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. We do not expect the adoption of this statement to have a material impact on our results of operations, financial position or liquidity.

In October 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." FAS 144 applies to all long-lived assets, including discounted operations, and replaces the provisions of Accounting Principles Board Opinion No. 30, "Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business," for the disposal of segments of a business. This statement requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. This statement also broadens the reporting of discontinued operations. We do not expect the adoption of this statement to have a material impact on our results of operations, financial position or liquidity.

Tax Matters. As of December 31, 2001, we had federal net operating loss carryforwards totaling $25,056 and foreign net operating loss carryforwards totaling $5,068. Our foreign and domestic net operating loss carryforwards will expire at various dates beginning in 2003 and ending in 2021. We have provided a full valuation allowance against our deferred income tax asset due to uncertainties surrounding its realization, primarily due to our lack of an earnings history.

Consolidated Balance Sheets

In thousands, except per share data

December 31,	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 13,929	$ 7,312
Marketable securities	21,555	43,838
Accounts receivable, net	7,044	9,881
Inventories	6,075	7,418
Prepaid expenses and other	938	667
Total current assets	49,541	69,116
Long-term marketable securities	10,322	1,060
Property and equipment:		
Machinery and equipment	4,111	3,167
Computer equipment	3,046	2,370
Furniture and office equipment	3,815	2,219
Leasehold improvements	297	190
	11,269	7,946
Less accumulated depreciation and amortization	(6,349)	(3,744)
Property and equipment, net	4,920	4,202
Other assets	6,073	1,870
Total assets	$ 70,856	$ 76,248
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of capital lease obligations	$ 349	$ 377
Accounts payable	4,553	5,432
Accrued payroll related expenses	2,406	1,989
Reserve for warranty	2,347	1,229
Deferred revenue	1,210	237
Other accrued expenses	2,725	2,262
Total current liabilities	13,590	11,526
Capital lease obligations, net of current portion	102	451
Total liabilities	13,692	11,977
Commitments and contingencies		
Shareholders' equity:		
Common stock, $.001 par value; 70,000 shares authorized; 20,121 and 19,812 shares outstanding	20	20
Additional paid-in capital	112,288	111,633
Deferred stock-based compensation	(507)	(1,346)
Accumulated deficit	(51,616)	(45,981)
Accumulated other comprehensive loss	(276)	(55)
Treasury stock at cost, 730 shares	(2,745)	—
Total shareholders' equity	57,164	64,271
Total liabilities and shareholders' equity	$ 70,856	$ 76,248

The accompanying notes are integral part of these consolidated financial statements.

Consolidated Statements of Operations

In thousands, except per share data

Years ended December 31,	2001	2000	1999
Net sales	$ 57,267	$ 51,660	$ 28,694
Cost of sales	31,249	26,187	17,062
Gross profit	26,018	25,473	11,632
Selling, general and administrative expense	23,962	19,426	17,343
Research and development expense	9,057	7,933	7,015
Stock-based compensation expense	727	1,865	1,025
Operating loss	(7,728)	(3,751)	(13,751)
Other income (expense)	2,093	506	(1,155)
Net loss	(5,635)	(3,245)	(14,906)
Accretion on mandatorily redeemable convertible preferred stock	—	(959)	(2,431)
Net loss applicable to common shareholders	$ (5,635)	$ (4,204)	$(17,337)
Basic and diluted net loss per common share	$ (0.28)	$ (0.31)	$ (12.72)
Weighted average number of common shares outstanding	19,822	13,479	1,363
Unaudited pro forma information (Note 14):			
Net loss applicable to common shareholders		$ (2,205)	$(14,400)
Basic and diluted net loss per common share		$ (0.12)	$ (1.02)
Weighted average number of common shares outstanding		18,065	14,115
Stock-based compensation allocable to each caption:			
Cost of sales	$ 33	$ 86	$ 47
Selling, general and administrative expense	595	1,527	840
Research and development expense	99	252	138
Stock-based compensation expense	$ 727	$ 1,865	$ 1,025

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

In thousands

	Preferred Stock	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Deferred Stock-based Compensation	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity
Balance, December 31, 1998	$ 342	1,280	$ 1	$ 247	$ —	$(24,440)	$ (3)	$ —	$(23,853)
Comprehensive loss:									
Net loss	—	—	—	—	—	(14,906)	—	—	(14,906)
Foreign currency translation adjustment	—	—	—	—	—	—	(8)	—	(8)
Comprehensive loss									(14,914)
Exercise of stock options	—	169	—	53	—	—	—	—	53
Preferred stock accretion	—	—	—	—	—	(2,431)	—	—	(2,431)
Accelerated vesting of certain stock options	—	—	—	171	—	—	—	—	171
Warrants issued with debt agreement	—	—	—	1,148	—	—	—	—	1,148
Deferred stock-based compensation	—	—	—	4,638	(4,638)	—	—	—	—
Stock-based compensation	—	—	—	—	1,025	—	—	—	1,025
Balance, December 31, 1999	342	1,449	1	6,257	(3,613)	(41,777)	(11)	—	(38,801)
Comprehensive loss:									
Net loss	—	—	—	—	—	(3,245)	—	—	(3,245)
Foreign currency translation adjustment	—	—	—	—	—	—	(44)	—	(44)
Comprehensive loss									(3,289)
Exercise of stock options and warrants and employee stock purchase plan issuances	—	585	1	921	—	—	—	—	922
Shares issued	—	9	—	113	—	—	—	—	113
Preferred stock accretion	—	—	—	—	—	(959)	—	—	(959)
Conversion of preferred stock	(342)	12,533	13	37,417	—	—	—	—	37,088
Initial public offering (IPO)	—	4,140	4	57,956	—	—	—	—	57,960
IPO costs	—	—	—	(5,732)	—	—	—	—	(5,732)
Conversion of convertible notes	—	1,096	1	15,103	—	—	—	—	15,104
Stock-based compensation	—	—	—	(402)	2,267	—	—	—	1,865
Balance, December 31, 2000	—	19,812	20	111,633	(1,346)	(45,981)	(55)	—	64,271
Comprehensive loss:									
Net loss	—	—	—	—	—	(5,635)	—	—	(5,635)
Foreign currency translation adjustment	—	—	—	—	—	—	(221)	—	(221)
Comprehensive loss									(5,856)
Exercise of stock options and employee stock purchase plan issuances	—	309	—	767	—	—	—	—	767
Treasury stock purchases, 730 shares	—	—	—	—	—	—	—	(2,745)	(2,745)
Stock-based compensation	—	—	—	(112)	839	—	—	—	727
Balance, December 31, 2001	$ —	20,121	$20	$112,288	$ (507)	$(51,616)	$(276)	$(2,745)	$ 57,164

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

In thousands

Years ended December 31,	2001	2000	1999
Cash flows from operating activities:			
Net loss	$ (5,635)	$ (3,245)	$(14,906)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,967	1,524	1,362
Non-cash imputed interest expense and beneficial conversion charges	—	1,243	506
Stock-based compensation	727	1,865	1,025
Other non-cash items	—	131	206
Changes in assets and liabilities:			
Accounts receivable, net	3,274	(5,083)	(3,352)
Inventories	2,048	(5,111)	(2,149)
Prepaid expenses and other	(251)	(180)	(181)
Other assets	(87)	(1,152)	(520)
Accounts payable, deferred revenue and accrued expenses	669	2,891	4,045
Net cash provided by (used in) operating activities	2,712	(7,117)	(13,964)
Cash flows from investing activities:			
Acquisition, net of cash acquired	(5,143)	—	—
Purchase of property and equipment	(1,567)	(2,014)	(1,152)
Purchase of marketable securities	(42,864)	(48,970)	—
Proceeds from sale or maturity of marketable securities	55,885	4,072	—
Net cash provided by (used in) investing activities	6,311	(46,912)	(1,152)
Cash flows from financing activities:			
Proceeds from issuance of convertible promissory notes	—	6,000	8,500
Line of credit borrowings, net	—	(1,966)	1,196
Principal payments on long-term obligations	(377)	(1,971)	(632)
Proceeds from initial public offering	—	57,960	—
Initial public offering costs	—	(5,661)	(71)
Purchase of common stock for treasury	(2,745)	—	—
Proceeds from exercise of stock options and employee stock purchase plan issuances	767	922	53
Net cash provided by (used in) financing activities	(2,355)	55,284	9,046
Effect of exchange rate changes on cash and cash equivalents	(51)	118	79
Net increase (decrease) in cash and cash equivalents	6,617	1,373	(5,991)
Cash and cash equivalents, beginning of the year	7,312	5,939	11,930
Cash and cash equivalents, end of the year	$ 13,929	$ 7,312	$ 5,939
Supplemental cash flow information:			
Cash paid during the year for interest	$ 78	$ 217	$ 444
Supplemental disclosure of non-cash financing and investing activities:			
Equipment acquired under capital lease	$ —	$ —	$ 1,443
Preferred stock accretion	—	959	2,431
Conversion of convertible promissory notes	—	15,104	—
Conversion of preferred stock	—	37,430	—
Supplemental disclosure of acquisition activities:			
Fair value of assets acquired	$ 6,630	$ —	$ —
Liabilities assumed	1,478	—	—
Net cash paid	5,152	—	—
Cash acquired	9	—	—
Acquisition, net of cash acquired	$ 5,143	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

In thousands, except share data

NOTE 1: NATURE OF OPERATIONS

Sonic Innovations, Inc. (the "Company") designs, develops, manufacturers and markets advanced digital hearing aids that are intended to provide the highest levels of satisfaction for hearing impaired customers. Capitalizing on our advanced understanding of human hearing, the Company has developed patented digital signal processing ("DSP") technologies and embedded them in the smallest single-chip DSP platform ever installed in a hearing aid. In the U.S., the Company sells finished hearing aids principally to hearing care professionals. Outside the U.S., the Company sells finished hearing aids and hearing aid kits principally to distributors, except in Australia where hearing aids are also sold on a retail basis to the hearing impaired consumer. The Company occasionally sells hearing aid components to other hearing aid manufacturers. The Company's initial public offering was completed in May 2000.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of Sonic Innovations, Inc. and its wholly owned subsidiaries, Sonic Innovations A/S, a Danish corporation, and Sonic Innovations Pty. Ltd., an Australian corporation. All significant intercompany balances and transactions are eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Concentrations of Credit Risk. Sales are recognized when products are shipped except for retail sales in Australia, which are recognized upon acceptance by the purchaser. Net sales consist of product sales less provisions for sales returns which are made at the time of sale. The Company generally has a 60-day return policy for its hearing aid products and a no return policy for its component products. Sales returns were $15,726, $12,928 and $8,396 in 2001, 2000 and 1999, respectively. As of December 31, 2001 and 2000, allowances for sales returns of $2,925 and $2,767, respectively were reflected as reductions in accounts receivable. Revenues related to sales of extended warranties are deferred and recognized on a straight-line basis over the warranty period.

The Company performs ongoing credit evaluations of its customers and provides for doubtful accounts. As of December 31, 2001 and 2000, allowances for doubtful accounts were $1,196 and $676, respectively. The Company had three customers over the past three years which presented a concentration of credit risk. These customers' balances are shown below as a percentage of gross accounts receivable and net sales:

	Accounts receivable		Sales		
	2001	2000	2001	2000	1999
Customer A (hearing aid customer)	9%	3%	10%	3%	—
Customer B (component customer)	—	25%	7%	24%	26%
Customer C (component customer)	1%	4%	2%	8%	10%

Warranty Costs. The Company provides for the cost of remaking and repairing products under warranty at the time of sale. These costs are included in cost of sales. The warranty period is generally one to three years for hearing aid products and 30 to 120 days for component products. Because of the length of the warranty period, adjustments to the originally recorded provisions may be necessary from time to time. Warranty costs were $2,179, $1,639 and $1,036 in 2001, 2000 and 1999, respectively.

Cash and Cash Equivalents. The Company considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2001 and 2000, cash equivalents consisted of certificates of deposit and money market funds totaling $12,740 and $2,640, respectively. As of December 31, 2001, $252 was on deposit in restricted accounts for the benefit of lessors from whom the Company leases facilities.

Marketable Securities. The Company designates the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation as of each balance sheet date. As of December 31, 2001, the Company's investment portfolio consisted of corporate debt securities classified as held-to-maturity and was presented at its amortized cost, which approximated market value. The Company's investment policy is to purchase debt securities with (i) maturity dates of 18 months or less from date of purchase and (ii) minimum ratings of A-1 from Standard & Poor's and P-1 from Moody's.

Inventories. Inventories are stated at the lower of cost or market value using the first-in, first-out ("FIFO") method. Inventories as of December 31, 2001 and 2000 consisted of the following:

	2001	2000
Raw materials	$1,239	$3,093
Components	2,117	2,207
Work in progress	206	536
Finished goods	2,513	1,582
Total	$6,075	$7,418

Provision is made to reduce excess and obsolete inventories to their estimated net realizable values. As of December 31, 2001 and 2000, reserves for excess and obsolete inventories were $774 and $1,107, respectively.

Purchase Commitments. The Company reviews its firm purchase commitments at each reporting date to determine if commitments are at prices in excess of net realizable value. To the extent such commitments exceed net realizable value, the Company's policy is to recognize a loss in the period in which an impairment in value becomes evident. There were no such losses recognized in 2001, 2000 and 1999.

Property and Equipment. Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of 7 years for furniture and fixtures and 3 to 5 years for machinery and equipment. Leasehold improvements are amortized over the lease term of up to 5 years. Upon the retirement or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts. The resulting gain or loss is included in other income (expense). Major renewals and betterments are capitalized while minor expenditures for maintenance and repairs are charged to expense as incurred.

Intangible and Long-Lived Assets. The Company's intangible assets consist of a purchased technology license and an acquisition intangible. The Company reviews its intangibles and long-lived assets on an ongoing basis for impairments and accesses whether events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. As of December 31, 2001, management did not consider any of the Company's intangible or long-lived assets to be impaired.

Patent Costs. During 2001, 2000 and 1999, the Company expensed direct costs associated with obtaining and filing patents of $253, $331, and $342, respectively.

Fair Value of Financial Instruments. The Company's financial instruments consist primarily of cash, cash equivalents, marketable securities, accounts receivable, accounts payable and capital lease obligations. The carrying amounts of the financial instruments approximate their fair values. The estimated fair values have been determined using appropriate market information and valuation methodologies.

Foreign Currency Translation. The accounts of Sonic Innovations A/S and Sonic Innovations Pty. Ltd. are translated into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities and the weighted average exchange rate for the period for revenues, expenses, gains and losses. Translation adjustments are recorded as a separate component of comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in other income (expense).

Research and Development. Research and development costs, which include basic research, development of useful ideas into new products, continuing support and enhancement of existing products and regulatory and clinical activities, are expensed as incurred.

Advertising. Advertising costs are expensed as incurred. Advertising costs for 2001, 2000 and 1999 were $1,822, $2,679 and $2,606, respectively.

In thousands, except share data

Net Loss Per Common Share. Basic and diluted net loss per common share were computed by dividing net loss applicable to common shareholders by the weighted average number of common shares outstanding. Common stock equivalents were not considered since their effect would be antidilutive, thereby decreasing the net loss per common share. As of December 31, 2001, common stock equivalents consisted of outstanding stock options for 3,560,288 shares and a warrant for 20,706 shares.

Reclassifications. Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation.

New Accounting Pronouncements. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. ("FAS") 141, "Business Combinations" and FAS 142, "Goodwill and Other Intangible Assets." FAS 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. FAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination, whether acquired individually or with a group of other assets, and the accounting and reporting for goodwill and other intangibles subsequent to their acquisition. These standards require all business combinations to be accounted for using the purchase method of accounting. Goodwill will no longer be amortized, but instead will be subject to an impairment test each reporting period. The Company applied these new standards to the July 2001 acquisition of M-E Hearing Systems Pty. Ltd.

NOTE 3: ACQUISITION

Effective July 1, 2001, the Company purchased all the outstanding stock of M-E Hearing Systems Pty. Ltd. ("M-E Hearing") for $5,000 and incurred expenses associated with the acquisition of $152. M-E Hearing, the Company's former Australian distributor, operates more than two dozen retail locations in Australia, as well as a wholesale business supplying other companies' retail locations. Based on an independent appraisal, the Company assigned values to the assets and liabilities in accordance with FAS 141 and the excess of purchase price over the net assets acquired of $4,206 to an intangible that reflects the value of M-E Hearing's ongoing arrangement to supply hearing aids to the Australian government. The intangible will not be amortized due to its indefinite life in accordance with FAS 142.

NOTE 4: OTHER ASSETS

Other assets as of December 31, 2001 and 2000 consisted of the following:

	2001	2000
Acquisition intangible	$4,206	$ —
Technology license, net of amortization of $211 and $75	1,239	1,725
Investments and advances	465	23
Other	163	122
Total	$6,073	$1,870

The acquisition intangible is the excess purchase price over the net assets acquired in the Company's acquisition of M-E Hearing in July 2001. The intangible reflects the value of M-E Hearing's ongoing arrangement to supply hearing aids to the Australian government. The technology license relates to an agreement with K/S HIMPP whereby the Company paid $1,800 for a paid-up license to use K/S HIMPP's technology. The Company received cash dividends from K/S HIMPP of $350 in 2001 which reduced the technology license balance. The technology license is being amortized over the life of the technology through 2013. Investments and advances relate to investments and advances to several of the Company's business partners.

NOTE 5: CAPITAL LEASE OBLIGATIONS

As of December 31, 2001 and 2000, the Company held certain property and equipment with a cost of $1,207 and $1,690, respectively under capital lease agreements with a bank and had recorded accumulated amortization of $939 and $1,148, respectively. Future minimum lease payments under capital lease obligations as of December 31, 2001 totaled $487 and were as follows: 2002–$384; and 2003–$103. The present value of these future minimum lease payments was $451, of which $349 was current and $102 was long-term.

NOTE 6: CONVERTIBLE PROMISSORY NOTES

The Company issued $4,500 of convertible promissory notes in July 1999 to existing preferred shareholders. The notes automatically converted into shares of common stock upon the closing of the Company's Initial Public Offering ("IPO") at the IPO price. In connection with selling these notes, the Company issued warrants for the purchase of 236,853 shares of its common stock at $3.80 per share. The warrants were exercised in connection with the IPO. The Company allocated the $4,500 of proceeds between the notes and the warrants based upon their relative fair values at the date of issuance. This resulted in allocating $3,555 to the notes and $945 to the warrants. The difference between the face amount of the notes and the amount allocated to the notes was recorded as interest expense over the term of the notes.

The Company issued convertible promissory notes of $3,000 in May 2000, $3,000 in March 2000 and $4,000 in December 1999 to Hoya Healthcare Corporation, the Company's distributor in Japan. The notes automatically converted into shares of common stock upon the closing of the Company's IPO at prices of 93% or 100% of the IPO price. The contingent beneficial conversion feature of 93% of the IPO price had a fair value of $535 which was recorded as additional interest expense upon the closing of the IPO.

NOTE 7: CAPITAL STOCK

Initial Public Offering. The Company filed a registration statement with the Securities and Exchange Commission that became effective on May 1, 2000 and sold 4,140,000 shares at $14.00 per share. The Company received net proceeds of $52,228. In connection with the IPO the following items were converted into common stock:

- All outstanding convertible preferred stock into 12,532,786 common shares;
- $4,500 of convertible promissory notes (plus accrued interest) into 336,086 shares of common stock at a conversion price equal to 100% of the IPO price;
- $7,000 of convertible promissory notes (plus accrued interest) into 545,373 shares of common stock at a conversion price equal to 93% of the IPO price;
- $3,000 of convertible promissory notes issued on the closing of the IPO into 214,285 shares of common stock at a conversion price equal to 100% of the IPO price; and
- Outstanding warrants to purchase 203,727 shares of common stock (net of 33,126 shares surrendered in lieu of cash payment of the exercise price for certain warrants) at an exercise price of $3.80 per share.

Reverse Stock Split. On March 22, 2000, the Board of Directors approved a 1 for 1.9 reverse stock split for the holders of common and preferred stock. This stock split has been retroactively reflected in the accompanying financial statements for all years presented.

Preferred Stock. The Company's certificate of incorporation authorizes the issuance of 5,000,000 shares of preferred stock with terms and preferences designated therein. As of December 31, 2001, no preferred shares were outstanding. All previously outstanding preferred shares were converted to common shares upon the closing of the IPO.

Shareholder Rights Plan. The Company has adopted a shareholder rights plan pursuant to which it declared a dividend of one preferred share purchase right for each outstanding share of common stock. Each right entitles the holder, under certain circumstances, to purchase common stock of the Company with a value of twice the exercise price of the right. The rights are redeemable by the Company and expire in 2011.

NOTE 8: OTHER INCOME (EXPENSE)

Other income (expense) for 2001, 2000 and 1999 consisted of the following:

	2001	2000	1999
Interest and other income	$ 2,268	$ 2,235	$ 125
Non-cash imputed interest expense and beneficial conversion feature charges	—	(1,243)	(506)
Interest expense	(109)	(227)	(481)
Foreign currency exchange losses	(66)	(259)	(293)
Total	$ 2,093	$ 506	$(1,155)

In thousands, except share data

NOTE 9: COMMITMENTS AND CONTINGENCIES

Operating Leases. The Company leases various equipment and office space under noncancelable operating leases that expire at various dates through 2006. Rental expense for 2001, 2000 and 1999 was $1,750, $1,439 and $835, respectively. Future minimum lease payments under noncancelable leases as of December 31, 2001 totaled $6,038 and were due as follows: 2002–$1,948; 2003–$1,856; 2004–$1,392; 2005–$449; and 2006–$393. The Company subleases office space in its headquarters facility. Sublease revenue of $263, $186 and $30 in 2001, 2000 and 1999, respectively was netted against lease expense.

Brigham Young University Technology License Agreements. In 1995, the Company entered into a license agreement, as amended in 1996 and 2000, with Brigham Young University ("BYU"). The agreement provides the Company with an exclusive worldwide license to utilize certain technology, including patents and patents pending involving hearing aid signal processing, audio signal processing and hearing compression. The agreement remains in effect until the expiration of the last patent right in 2013 and can be terminated by BYU in the event of circumstances outlined in the agreement. During the term of the agreement, the Company is responsible for the payment of all fees and costs associated with filing and maintaining patent rights. As consideration for the license, the Company issued to BYU 8,724 and 96,843 shares of its common stock in 2000 and 1995, respectively, and paid license fees totaling $580 from 1995 to 2001. In 1997, the Company entered into a separate license agreement with BYU to utilize certain "noise suppression" technologies owned by BYU. The agreement remains in effect indefinitely, unless terminated by BYU in the event of circumstances outlined in the agreement. As consideration for the license, the Company paid a license fee of $50 and is required to make royalty payments to BYU in the amount of 0.5% of the adjusted gross sales of the licensed products sold or otherwise transferred to an end user, with an annual minimum royalty of $50. Royalty payments are to be paid as long as the Company uses this technology. This agreement may be terminated without cancellation fees. Royalties under this agreement were $139, $116 and $50 in 2001, 2000 and 1999, respectively.

K/S HIMPP License Agreement. In 1998, the Company entered into a license agreement with K/S HIMPP, a Danish partnership, whereby the Company licensed rights to use technology covered by approximately 200 patents owned by K/S HIMPP that are considered essential for the sale of programmable hearing aids. In connection with that agreement, the Company was required to pay a royalty equal to 3% of net sales of hearing aid products. In October 2000, the Company entered into a new license agreement with K/S HIMPP whereby the Company paid $1,800 for a paid-up license to use this technology and an equity interest in K/S HIMPP. The paid-up license is being amortized over the life of the technology through 2013. K/S HIMPP royalty expense in 2001, 2000 and 1999 was $136, $318 and $429, respectively. The Company received cash distributions from K/S HIMPP totaling $350 in 2001, which were reflected as a reduction of the technology license.

Other License Agreement. In 1999, the Company entered into a license agreement to resolve a claim of patent infringement made by a competitor under which the Company paid a 1.5% royalty on all net sales of hearing aids for the period October 1998 through September 2001, at which time the license was paid in full. Royalty expense pertaining to the agreement was $559, $757 and $463 in 2001, 2000 and 1999, respectively.

Supplier Purchase Commitment. In 1997, the Company entered into an agreement, as amended in June 2000 and January 2002, with an integrated circuit manufacturer to purchase integrated circuits used in the Company's products. The agreement provides the manufacturer with a non-exclusive, non-sublicensable license to use the Company's technology for non-hearing applications. The manufacturer granted the Company a license to minor improvements or enhancements made to the technology by the manufacturer for hearing applications. The Company made purchases totaling approximately $1,525, $4,250, and $1,239 in 2001, 2000 and 1999, respectively. The agreement requires the Company to make future minimum purchases based on a fixed minimum number of integrated circuits at a fixed price per integrated circuit. Noncancelable minimum commitments as of December 31, 2001 totaled $4,950 and were as follows: 2002–$1,500; 2003–$1,650; and 2004–$1,800. The Company purchases all of its integrated circuits from this manufacturer. Should this manufacturer be unable to provide the Company with these integrated circuits, the ability of the Company to produce products for sale would be materially impaired. The Company purchases other components, including receivers and microphones, from a limited number of suppliers.

Legal matters. The Company is currently a defendant in a lawsuit filed in October 2000 claiming that the Company and certain of its officers and directors violated federal securities laws by providing materially false and misleading information or concealing information about the Company's relationship with Starkey Laboratories, Inc. This lawsuit, which is pending in the U.S. District Court for the District of Utah, purports to be brought as a class action on behalf on all purchasers of the Company's common stock from May 2, 2000 to October 24, 2000 and seeks damages in an unspecified amount. The complaint alleges that as a result of false statements or omissions, the Company was able to complete its IPO, artificially inflate its financial projections and results and have its stock trade at inflated levels. The Company strongly denies these allegations and will defend itself vigorously; however, litigation is inherently uncertain and there can be no assurance that the Company will not be materially affected. The Company has moved to dismiss plaintiffs' Second Amended Complaint, which was filed after the District Court dismissed plaintiffs' First Amended Complaint with leave to amend. There has been no discovery to date, no class has been certified and no trial has been scheduled.

NOTE 10: INCOME TAXES

Loss before income taxes for 2001, 2000 and 1999 consisted of the following:

	2001	2000	1999
Domestic	$(4,108)	$(1,840)	$(13,747)
Foreign	(1,527)	(1,405)	(1,159)
Total	$(5,635)	$(3,245)	$(14,906)

Deferred income taxes are determined based on the differences between the financial reporting and income tax bases of assets and liabilities using enacted income tax rates expected to apply when differences are expected to be settled or realized. As of December 31, 2001 and 2000, the components of the deferred income tax assets were as follows:

	2001	2000
Net operating loss carryforwards	$ 10,968	$ 9,569
Start-up costs capitalized for tax purposes	1,002	1,575
Accounts receivable allowances	1,304	1,198
Reserves and other differences	2,592	1,448
Deferred income tax asset	15,866	13,790
Valuation allowance	(15,866)	(13,790)
Total	$ –	$ –

Valuation allowances for the deferred income tax assets were recorded due to the uncertainty of realization of the assets based upon the limited operating history of the Company and the lack of profitability to date. As of December 31, 2001, the Company had net operating loss carryforwards for federal income tax reporting purposes totaling $25,056 that expire as follows: 2011–$165; 2012–$2,708; 2018–$9,005; 2019–$10,443; and 2021–$2,735. Foreign net operating loss carryforwards totaling $5,068 expire from 2003 to 2006.

NOTE 11: STOCK-BASED COMPENSATION

Stock Options. The Company's 2000 Stock Plan provides for the issuance of a maximum of 5,474,000 shares of common stock. The plan allows for the grant of incentive or nonqualified stock options and stock purchase rights and is administered by the Board of Directors who determines the quantity, type of award, and terms and conditions, including any vesting conditions. The maximum term of an option may not exceed ten years and the plan will expire in 2010. As of December 31, 2001, 508,183 shares were available for grant under the plan. Options generally vest over a four year period from the grant date. Subsequent to December 31, 2001, (i) an additional 789,474 shares were made available for grant under the annual increase provision of the 2000 Stock Plan and (ii) the Company issued stock options through January 25, 2002 for the purchase of a total of 750,000 shares of common stock at an exercise price of $4.20 per share to two officers.

In thousands, except share data

The Company accounts for stock options issued to employees, officers and directors under Accounting Principles Board Opinion No. ("APB") 25 and those issued to consultants or nonemployees under FAS 123. Under APB 25, compensation cost is recognized if an option's exercise price is below the fair market value of the Company's common stock at the grant date. Under FAS 123, compensation cost is recognized for the fair market value of each option as estimated on the date of grant using the Black-Scholes option-pricing model. If compensation expense for all stock options had been determined consistent with FAS 123, the Company's net loss and net loss per common share for 2001, 2000 and 1999 would have been as follows:

	2001	2000	1999
Net loss:			
As reported	$(5,635)	$(3,245)	$(14,906)
Pro forma	(7,654)	(4,223)	(15,134)
Basic and diluted net loss per common share:			
As reported	$(.28)	$(.31)	$(12.72)
Pro forma	(.39)	(.38)	(12.88)

In determining the pro forma amounts in the table above, the fair market value of each option was estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

	2001	2000	1999
Risk free rate of return	6.50%	6.75%	6.33%
Expected dividend yield	0.00%	0.00%	0.00%
Volatility	95.45%	80.00%	0.00%
Expected life	5 years	7 years	7 years

During 1999, the Company expensed $170 related to the remeasurement of certain stock option values due to accelerating their vesting dates. In connection with the grant of certain pre-IPO stock options, the Company recorded deferred stock-based compensation in 1999 of $4,638, representing the difference between the exercise price and the deemed fair value of the Company's common stock on the date of grant for stock options granted in the one-year period preceding the initial filing of the Company's IPO. The Company is amortizing the deferred stock-based compensation over the option vesting periods of three to six years and periodically adjusts the balance for option forfeitures ($112 in 2001 and $402 in 2000). Amortization expense of $727 and $1,865 was recorded in 2001 and 2000, respectively. As of December 31, 2001, the remaining stock-based compensation of $507 will be amortized as follows: $351 in 2002; $120 in 2003; $26 in 2004; and $10 in 2005, but will decrease if the related options are forfeited. A summary of the Company's stock option activity for 2001, 2000 and 1999 was as follows:

	Option shares	Weighted average exercise price
Outstanding at December 31, 1998	1,779,383	$ .70
Granted	1,087,105	4.33
Exercised	(169,510)	.30
Forfeited or expired	(116,134)	1.27
Outstanding at December 31, 1999	2,580,844	2.23
Granted	944,613	9.24
Exercised	(310,582)	.64
Forfeited or expired	(226,230)	3.37
Outstanding at December 31, 2000	2,988,645	4.52
Granted	851,463	4.47
Exercised	(115,224)	1.25
Forfeited or expired	(164,596)	7.10
Outstanding at December 31, 2001	3,560,288	$4.50

As of December 31, 2001, there were options exercisable for 1,694,567 shares of common stock at a weighted average exercise price of $3.12 per share as follows:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Shares	Weighted average exercise price	Weighted average remaining life	Shares	Weighted average exercise price
$ .19 – .75	596,640	$ .39	4.71	584,529	$ .39
.75 – 3.00	595,517	1.77	7.00	431,380	1.69
3.00 – 4.00	818,738	3.63	8.94	289,658	3.79
4.00 – 6.00	606,535	5.24	8.64	156,474	5.63
6.00 – 11.00	779,672	8.09	8.95	173,317	8.75
11.00 – 18.00	163,186	13.87	8.23	59,209	14.00
Total	3,560,288	$ 4.50	7.82	1,694,567	$ 3.12

Warrants. In 2000, 203,727 shares of common stock were issued upon exercise of warrants at an exercise price of $3.80 per share and 12,011 shares of common stock were issued upon exercise of warrants at an exercise price of $3.04 per share. As of December 31, 2001, a warrant issued in connection with obtaining a bank line of credit was outstanding to purchase 20,706 shares of common stock at $3.80 per share. This warrant expires in December 2004. The estimated fair value of the warrant at the grant date of $203 was recorded in 2000 as debt issuance cost and was amortized over the term of the line of credit.

NOTE 12: EMPLOYEE BENEFIT PLANS

The Company has an employee savings and retirement plan that is a salary deferral plan under Section 401(k) of the Internal Revenue Code. The Company may make matching contributions under this plan, but has not made matching contributions to date.

The Company has an employee stock purchase plan which allows participating employees to purchase, through employee deductions, shares of the Company's unissued common stock at 85% of the fair market value on specified dates. Employees purchased 184,724 and 69,971 shares of common stock in 2001 and 2000, respectively under the plan. As of December 31, 2001, 58,463 shares of common stock were reserved for issuance under the plan.

NOTE 13: SEGMENT INFORMATION

The Company generally evaluates its operating results on a company-wide basis because all products are sourced from the United States and all research and development and considerable marketing and administrative support are globally provided from the United States. The table below presents information for the Company's operations by geography for 2001, 2000 and 1999:

	United States	Europe	Rest-of-World	Total
2001				
Net sales to external customers	$ 41,433	$8,904	$6,930	$ 57,267
Operating profit (loss)	(8,114)	(887)	1,273	(7,728)
Identifiable segment assets	59,629	4,055	7,172	70,856
Long-lived assets	5,171	365	5,457	10,993
2000				
Net sales to external customers	$ 37,898	$7,531	$6,231	$ 51,660
Operating profit (loss)	(7,650)	(668)	4,567	(3,751)
Identifiable segment assets	70,848	5,400	—	76,248
Long-lived assets	5,379	485	208	6,072
1999				
Net sales to external customers	$ 24,507	$4,187	$ —	$ 28,694
Operating loss	(12,883)	(868)	—	(13,751)
Identifiable segment assets	15,424	3,038	—	18,462
Long-lived assets	4,391	141	—	4,532

In thousands, except share data

NOTE 14: PRO FORMA INFORMATION (UNAUDITED)

The pro forma information assumes the conversions of convertible preferred stock and convertible promissory notes and the exercise of warrants occurred as of January 1, 1999, or the date of issuance, if later. The numerator and denominator used for purposes of computing pro forma net loss per common share of $.12 in 2000 and $1.02 in 1999 were derived as follows:

	2000	1999
Numerator:		
Net loss applicable to common shareholders	$(4,204)	$(17,337)
Reversal of interest expense on convertible promissory notes	505	506
Reversal of accretion on convertible preferred stock	959	2,431
Reversal of beneficial conversion feature on certain convertible promissory notes	535	—
Pro forma net loss	$(2,205)	$(14,400)
Denominator:		
Weighted average number of common shares outstanding	13,479,472	1,363,221
Conversion of convertible preferred stock	4,280,323	12,530,385
Conversion of convertible promissory notes	236,107	134,960
Exercise of warrants	69,579	86,382
Pro forma weighted average common shares outstanding	18,065,481	14,114,948

NOTE 15: SUBSEQUENT EVENT

Effective January 1, 2002, the Company purchased Omni-ReSound ApS, the Company's former Denmark distributor, for $2,100 in cash. An additional $700 is contingently payable based on achievement of specified objectives in 2002 and 2003. The acquisition will be accounted for as a purchase in accordance with FAS 141 and FAS 142. The excess of purchase price over net assets acquired is estimated to be approximately $2,000 for Omni-ReSound ApS.

TO SONIC INNOVATIONS, INC.:

We have audited the accompanying consolidated balance sheets of Sonic Innovations, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonic Innovations, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Salt Lake City, Utah
January 25, 2002

Quarterly Results of Operations

Unaudited quarterly results of operations for 2001 and 2000 were as follows:

	First	Second	Third	Fourth
2001:				
Net sales	$15,033	$11,552	$15,521	$15,161
Cost of sales	7,800	6,862	8,603	7,984
Gross profit	7,233	4,690	6,918	7,177
Operating expenses	8,112	8,107	8,918	8,609
Operating loss	(879)	(3,417)	(2,000)	(1,432)
Other income	629	502	527	435
Net loss	$ (250)	$ (2,915)	$ (1,473)	$ (997)
Net loss per common share	$ (.01)	$ (.15)	$ (.07)	$ (.05)
2000:				
Net sales	$12,396	$13,121	$14,003	$12,140
Cost of sales	6,113	6,544	6,778	6,752
Gross profit	6,283	6,577	7,225	5,388
Operating expenses	6,847	7,383	7,187	7,807
Operating profit (loss)	(564)	(806)	38	(2,419)
Other income (expense)	(737)	(452)	627	1,068
Net income (loss)	$ (1,301)	$ (1,258)	$ 665	$ (1,351)
Net income (loss) per common share	$ (1.32)	$ (.12)	$ .03	$ (.07)

DIRECTORS

Kevin J. Ryan
Chairman of the Board

Anthony B. Evnin, Ph.D.[1]
Managing General Partner, Venrock Associates

Luke B. Evnin, Ph.D.[2]
Vice Chairman, MPM Group

G. Walter Loewenbaum[2]
Chairman, 3-D Systems, Inc.

Andrew G. Raguskus
President and CEO, Sonic Innovations, Inc.

G. Gary Shaffer
General Partner, Morgenthaler

Lawrence C. Ward
Corporate Vice President of Worldwide Manufacturing Operations, Applied Materials Corporation

Samuel L. Westover[2]
President and CEO, CIGNA Dental

Allan M. Wolfe, M.D.[1]
General Partner, Utah Ventures

(1) Member of the Compensation Committee
(2) Member of the Audit Committee

OFFICERS

Andrew G. Raguskus
President and CEO

Kevin J. Ryan
Chairman of the Board

Stephen L. Wilson
Vice President and CFO

Jorgen Heide
Vice President International

Gregory N. Koskowich
Vice President Research and Development

Robert P. Wolf
Vice President Sales and Marketing

Michael D. Monahan
Vice President U.S. Professional Division

Weston O. Ison
Vice President Operations

Victor H. Bray, Jr.
Vice President Auditory Research

Jerry L. DaBell
Vice President Business Development

H. Jakob Skadegaard
President Sonic Innovations A/S

Donald G. Cole
Managing Director, Sonic Innovations Pty. Ltd.

Hans F. Fenger
Managing Director, Omni-ReSound ApS

FOUNDERS

Our initial DSP platform was developed by three world-renowned experts in sound dynamics and digital signal processing.

Dr. Douglas Chabries, currently the Dean of the College of Engineering and Technology at Brigham Young University, is an internationally recognized authority on digital speech processing. Prior to joining BYU, Dr. Chabries headed a U.S. Navy laboratory, where he researched and designed underwater acoustic signal processing technologies. He has participated with the National Academy of Science panel on noise suppression for speech intelligibility and holds a number of patents in the areas of adaptive signal processing and digital hearing enhancements.

Dr. Thomas Stockham, Jr., former Professor of Engineering at Massachusetts Institute of Technology and later at University of Utah, is widely regarded as the "father of digital recording." In fact, Dr. Stockham is credited with making the first digital recording in 1976. Dr. Stockham launched digital music recording and editing that led to the production of compact discs (CDs) and CD players. He has won Emmy and Grammy awards for his pioneering role in the development of digital recording.

Dr. Carver Mead, former California Institute of Technology's Gordon and Betty Moore Professor of Computer Science and director of CalTech's Beckman Hearing Institute, joined with Chabries and Stockham to miniaturize the technology and further develop it for specific application to the human auditory system. Dr. Mead is a pioneer in the development of very large scale integrated (VLSI) circuit technology. In 1990, he won the Institute of Electronic and Electrical Engineers (IEEE) Signal Processing Society Best Paper Award for "An Analog Electronic Cochlea."

CORPORATE HEADQUARTERS
Sonic Innovations, Inc.
2795 East Cottonwood Parkway
Suite 660
Salt Lake City, UT 84121
(801) 365-2800

ANNUAL MEETING

The Annual Meeting of Shareholders will take place on May 16, 2002, beginning at 9:00 a.m. MDT, at the Marriott University Park Hotel in the Amphitheater on the Main Floor at 480 South Wakara Way, Salt Lake City, Utah. The Notice of Annual Meeting and Proxy Statement were mailed to shareholders of record as of March 20, 2002.

STOCK EXCHANGE LISTING

The Company's common stock is traded on the Nasdaq Stock Market, under the symbol SNCI.

PRICE RANGE OF SONIC INNOVATIONS, INC. COMMON STOCK

2001	High	Low
First quarter	$11.00	$ 3.97
Second quarter	7.50	3.75
Third quarter	6.70	3.09
Fourth quarter	5.10	3.01

2000	High	Low
First quarter	$ —	$ —
Second quarter	21.69	15.19
Third quarter	18.00	8.63
Fourth quarter	11.13	4.19

The Company completed its initial public offering on May 2, 2000. On March 20, 2002 there were approximately 3,000 holders of record of the Company's common stock.

DIVIDENDS

We currently do not pay any dividends on our preferred and common stock and our Board of Directors has no present intention to pay cash dividends.

TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
Brooklyn, NY 10038
Telephone: (718) 921-8380
Facsimile: (718) 259-1144

American Stock Transfer & Trust is our transfer agent and maintains all our shareholder records. If you have questions regarding the Sonic Innovations stock you own, stock transfers, address or name changes, lost stock certificates, or duplicate mailings, please contact them directly.

INFORMATION REQUESTS

Copies of the Company's Annual Report on Form 10-K, other financial reports and recent news releases may be obtained through our web site at www.sonici.com or by calling or writing:

Sonic Innovations, Inc.
2795 East Cottonwood Parkway
Suite 660
Salt Lake City, UT 84121
(801) 365-2833

SONIC innovations

Sonic Innovations, Inc.
2795 East Cottonwood Parkway
Suite 660
Salt Lake City, Utah 84121
Telephone (801) 365-2800
Facsimile (801) 365-3000
www.sonici.com

Sonic Innovations Pty. Ltd.
3 Unley Road
Parkside, South Australia 5063
Australia
Telephone +61 8 8373 5722
Facsimile +61 8 8373 5740
www.sonici.com.au

Sonic Innovations A/S
Hoerkaer 26
DK-2730 Herlev
Denmark
Telephone +45 44 52 25 00
Facsimile +45 44 52 25 44
www.sonici.dk

Omni-ReSound ApS
Borgergade 13 E
DK-1300 Copenhagen K.
Denmark
Telephone +45 33 13 00 25
Facsimile +45 33 13 33 73
www.omni@omni.dk